

C-REVEAL THERAPEUTICS LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Members of C-Reveal Therapeutics LLC
Bethesda, Maryland

We have reviewed the accompanying financial statements of C-Reveal Therapeutics LLC ("the Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations and changes in member's equity, and cash flows for the period from August 9, 2019 (inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not commenced principal operations and has indicated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

December 3, 2020

C-REVEAL THERAPEUTICS LLC
BALANCE SHEET

December 31, 2019

(unaudited)

	As of December 31, 2019
Assets	
Current assets	
Cash and cash equivalents	$ -
Total current assets	-
Total assets	$ -
Liabilities and stockholders' equity	
Current liabilities	$ -
Total current liabilities	$ -
Total liabilities	-
Commitments and contingencies	-
Total members' equity	-
Total liabilities and members' equity	$ -

See independent accountants' review report and accompanying notes to the financial statements.

C-REVEAL THERAPEUTICS LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
For the Period from August 9, 2019 (inception) to December 31, 2019
(unaudited)

	Period from August 9, 2019 through December 31, 2019
Revenue	$ -
Operating expenses	
General and administrative	-
Total operating expenses	-
Income (loss) from operations	-
Other income (expenses)	-
Net income (loss)	$ -
Changes in members' equity	
Beginning members' equity	$ -
Net loss	-
Ending members' equity	$ -

C-REVEAL THERAPEUTICS LLC
STATEMENT OF CASH FLOWS
For the Period from August 9, 2019 (inception) to December 31, 2019
(unaudited)

	Period from August 9, 2019 through December 31, 2019
Cash flows from operating activities	
Net loss	$ -
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Net cash used by operating activities	-
Cash flows from financing activities	
Net cash provided by financing activities	-
Net decrease in cash and cash equivalents	-
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -

See independent accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

C-Reveal Therapeutics LLC ("the Company") was formed as a limited liability company in the state of Delaware on August 9, 2019, and is headquartered in Bethesda, Maryland. The Company is an oncology company developing small molecule inhibitors of certain proprietary targets involved in cancer.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and are open for review since inception.

Revenue Recognition

The Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company has not yet commenced any operations and has not yet generated any revenue for the period ending December 31, 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. In April 2020, FASB delayed the implementation of ASC 2016-02. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

The FASB has also issued various technical corrections and updates during 2020, however no other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not commenced any operations as of December 31, 2019 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The Company also plans to conduct an offering on a registered funding portal pursuant to the rules of Regulation CF during 2020. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for the duration of 2020 and future years.

NOTE 4 – MEMBERS' EQUITY

As of December 31, 2019, the Company had four members - two managing members and two general members, with various membership interest. Managing members can vote to amend the operating agreement without the consent of any other members. Through December 31, 2019, no members had contributed any outside funds to the Company.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 3, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those discussed below:

Subsequent to year end, the Company received a total of $300,000 for an aggregate 10% of the membership interest in the Company. During October and November 2020, the Company entered into various agreements in preparation of an anticipated equity sale under the terms of Regulation CF.